2361 McGaw Ave.

Irvine, CA 92614

January 9, 2013

VIA OVERNIGHT COURIER AND

EDGAR CORRESPONDENCE

Mr. Geoff Kruczek

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Pro-Dex, Inc.
Definitive Additional Materials
Filed on January 2, 2013
File No. 000-14942

Dear Mr. Kruczek:

This letter responds to the comments of the Staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated January 4, 2013 (the “Comment Letter”) relating to the above-referenced Definitive Additional Materials (the “Subject Shareholders Letter”) of Pro-Dex, Inc. (the “Company”) filed with the Commission on January 2, 2013. A copy of the Comment Letter is enclosed for your convenience.

We have reproduced below in bold font each of the Staff’s comments set forth in the Comment Letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers adjacent to the Staff’s comments in the Comment Letter.

Concurrent with the filing of this letter, the Company has sent to the Staff, by overnight courier, materials in support of the Company’s responses (the “Supplemental Materials”) to certain of the Staff’s comments. Such materials are referenced in the responses below where applicable and are clearly marked to support the Company’s statements. Pursuant to the Company’s accompanying letter marked “FOIA Confidential Treatment Request” (a copy of which has been furnished to the Commission’s Office of Freedom of Information and Privacy Act Operations), the Company is requesting confidential treatment of certain of the Supplemental Materials under the Freedom of Information Act pursuant to Rule 83 of the Commission’s Rules of Practice.

Definitive Additional Materials

1.	Please provide supplemental support for your disclosure that you have “an increasing list of current and potential customers.”

Company Response

In the Company’s first quarter earnings conference call held October 25, 2012 (a transcript of which appears in Tab 26 of the materials furnished to the Staff in connection with the Company’s December 18, 2012 response to the Staff’s December 14, 2012 comment letter), the Company stated, “We have several proposals out to major medical device OEM’s and more than a dozen product development/modification projects in process.”

In Tab 1 of the Supplemental Materials are listings presenting quoting and proposal activity in fiscal years 2012 and 2013. These listings show that, during the first half of fiscal year 2012, five proposals were issued. During the corresponding period of fiscal year 2013, eight proposals were issued (an increase of 60%).

In Tab 2 of the Supplemental Materials are listings presenting sales by customer for the six months ended December 31, 2011 and 2012. These listings show that the number of customers increased from 180 at December 31, 2011 to 194 at December 30, 2012 (an increase of 8%); and that the number of customers to whom sales were greater than $1,000 over the six month periods ended December 31, 2011 and 2012 increased from 118 at December 31, 2011 to 141 at December 31, 2012 (an increase of 19%).

II. Customer Transition, page 1

2.	Refer to the last paragraph on page 2. You state that gross margin for the first quarter in fiscal 2013 was the highest in five consecutive quarters. We note that your quarterly report for the three months ended September 30, 2011 showed gross margin of 41%. Thus, please reconcile.

Company Response

The Company included the fifth quarter as the beginning of the measurement period. Thus, it had been five quarters since the Company reported a higher gross margin than those reported in the quarter ended September 30, 2012 (i.e., the quarters ended September 30, 2011; December 31, 2011; March 31, 2012; June 30, 2012 and September 30, 2012). Accordingly, the Company respectfully submits its belief that using the phrase “in five quarters” is correct in this context as compared to “of four quarters”.

Mr. Berthelot’s background, page 3

3.	With a view toward revised disclosure, please clarify supplementally the nature of and reasons for the “restructuring program” you mention in the first and third paragraphs and why that program appears to have caused TransTechnology to no longer meet the net worth and market cap listing standards of the NYSE.

Company Response

TransTechnology’s discussion of its restructuring plan may be found on page 9 of its Form 10-K for the year ended March 31, 2001 (Tab 3 of the Supplemental Material). TransTechnology’s balance sheet included in Form 10-K for the year ended March 31, 2002 (page 43) (Tab 4 of the Supplemental Material) reflects that additional losses from discontinued operations resulted in TransTechnology’s net worth becoming a negative $16.2 million. In a press release filed with Form 8-K on January 14, 2005 (Tab 5 of the Supplemental Material), TransTechnology stated that it was in violation of the net worth and market cap requirements of the NYSE and, if unable to win an appeal, would be required to transfer to the OTCBB.

V. The “defaming our nominee” claim, page 4

4.	Please tell us, with a view toward clarified disclosure, how each of the following paragraphs “specifically cite Mr. Swenson’s service as a director as being relative to the litigation.” We note, as examples only, that paragraphs numbered 17 – 19 do not appear to reference Mr. Swenson, Mr. Redleaf or Whitebox. Please also provide us with a copy of the complaint to which you refer.

Company Response

In its December 20, 2012 Form DFAN14A filing with the Commission, the AO Group states, “...Mr. Swenson’s behavior or action while serving on the Sun Country board was not the issue at hand or the issue of the litigation.” In the Company’s Subject Shareholders Letter, the Company provided the actual text of paragraphs 11 – 20, 38 and 55-56, and the related headings, of the complaint filed by the Creditors Committee (Case 08-35197 Doc 619 Filed 10/05/10; the “Complaint”) that not only specifically mention Mr. Swenson, Redleaf or Whitebox, but also provide the context in which the lawsuit was brought. Paragraphs 17-19 constitute part of the factual background of the Complaint. As the case involved the interplay of several actors, the Company believes that its failure to include paragraphs 17-19 would not provide the necessary context concerning the allegation of paragraph 38, and would render that paragraph either misleading or more difficult for a reader of the Company’s Subject Shareholders Letter to understand. As a result, the Company respectfully submits that the reader is provided with information sufficient to form his/her own conclusion concerning the degree in which Mr. Swenson’s role as a director was related to the litigation.

A copy of the Complaint may be found in Tab 6 of the Supplemental Materials.

5.	Please provide supplemental support for the disclosure in paragraph 20 and in the last sentence of paragraph 38. Alternatively, revise your disclosure to delete such statements.

Company Response

The Company respectfully submits for the Staff’s consideration that the important point made in the “defaming our nominee” section of the Company’s Subject Shareholders Letter is the fact that these serious allegations were not disclosed by Mr. Swenson to the Company at the time Mr. Swenson sought a seat on the Company’s Board. The Company further respectfully submits that such failure deprived the Company’s directors from information crucially relevant in the exercise of their fiduciary duty in considering Mr. Swenson as a potential member of Company’s Board. It is in this context that the matter is set forth and the Company neither expresses, nor does it believe it has attempted to provide to the reader, any opinion concerning such matter’s validity. However, we respectfully submit our belief that the matter must be set forth for the reader to assess properly the seriousness of Mr. Swenson’s omission. The Company will endeavor to more expressly confine future references to this matter solely to the Company’s argument that the legal matter was not fully disclosed to the Company by Mr. Swenson, and, in doing so, not include either paragraph 20 or the last sentence of paragraph 38.

VI. A critical juncture, page 6

6.	Please refer to the paragraph on page 7 in which you discuss improved lead times to 4 weeks or less on key products. Given that your earnings release for your first fiscal quarter discussed improved lead times to 6 weeks, please tell us, with a view toward disclosure, how you have improved lead times since issuing that earnings release.

Company Response

In the Company’s fiscal 2013 first quarter earnings release, it stated, “Our lead times have been reduced significantly – to 6 weeks for our highest volume products from 16-18 weeks – and we believe we can continue to improve them.” With respect to a specific product, our driver series, which is the product currently receiving the most interest from potential customers, the Company’s lead times as of April 2012 were 16 weeks. Because the Company has changed its approach so that it seeks to always carry a small inventory of finished goods (target 25 units) and of component parts (for 100 units). Currently, the Company can ship within two days of the receipt of a small-sized customer order; for medium-sized orders the Company can ship within two weeks. As a result, the Company believes its key products now enjoy lead times of approximately 4 weeks or less. The Company will be disclosing its reduced lead times for its driver series product as part of a press release scheduled to be disseminated to the public on Thursday, January 10, 2013. A copy of such press release will also be filed as an exhibit to a corresponding Form 8-K to be filed by the Company.

Appendix

7.	With a view toward clarified disclosure, please tell us to what “Shareholders Letter” you are referring and where each number you reference in the table is included in that letter. Please also tell us, with a view toward disclosure, the significance of the information you present. For example, are you trying to show that what AO Partners has disclosed is incorrect? Relatedly, please also clarify how you determined the numbers in the “As reported in Forms 10-Q/10-K” portion of the table. As examples only, we note:

•

The total operating expenses you state for Q1 of FY2012 appears inconsistent with the total operating expenses included in the Form 10-Q filed November 9, 2011 but consistent with the total operating expenses included in the Form 10-Q filed November 8, 2012 for Q1 of FY2012; and

•	The total operating expenses you state for Q2 of FY2012 appears inconsistent with the total operating expenses included in the Form 10-Q filed February 7, 2012

Please include in your response the location of the disclosure to which you refer in the table.

Company Response

With respect to the table appearing in the Appendix, the Company respectfully informs the Staff of the following:

•

The “Shareholders Letter” referred to in the table is the Subject Shareholders Letter to which the Appendix is appended. The Company respectfully submits that the foregoing interrelationship of the Appendix and the Subject Shareholders Letter is expressly referenced under “II. - Customer Transition” of the Subject Shareholders Letter as follows, “According to the table included in the Appendix to this letter…”

•	The Company provided the table in accordance with Regulation G to assist the reader by providing a reconciliation of non-GAAP measures to GAAP (i.e., publicly reported) amounts. An example follows:

Under “II. - Customer Transition” of the Subject Shareholders Letter, the Company states, “…total Operating Expenses rose 4% in FY2011 from 2010 (excluding Astromec and the impact of the non-cash write-offs of goodwill, patents, and impairment of property values in FY2010)…”

Even though the Company refers to “Operating Expenses,” the amounts used by the Company to compute such expenses excluded, as disclosed in the excerpt above, “Astromec” (referred to as “Discontinued operations” in the table) “and the impact of the non-cash write-offs…” (referred to as “Impairment of intangibles” in the table). Thus, the amounts referred to in the Subject Shareholders Letter as Operating Expenses were non-GAAP measures due to the exclusion the items noted above, and, accordingly, the Company believed it necessary to furnish the reader with a reconciliation of these non-GAAP measures to GAAP amounts.

Accordingly, the information provided in the table has no other significance and bears no relationship to any disclosures of the AO Group.

•

As the Staff noted, the amounts associated with the caption “As Reported in Forms 10-Q/10-K” all agree to amounts reported in the appropriate periodic reports filed by the Company with the Commission, with the apparent exception of two instances that the Company clarifies for the Staff as follows:

In February 2012, the Company sold its fractional horsepower business known as Astromec. As a result of the sale, the operations of Astromec were reclassified as discontinued operations, and commenced appearing as such in the Company’s financial statements beginning with the Company’s Form 10-Q for the quarter ended March 31, 2012 (first periodic report under the Securities and Exchange Act of 1934 subsequent to the Astromec sale). It is for this reason that total operating expenses for the first quarter of fiscal 2011 as shown in the table (which reflect such operating expenses solely for continuing operations, i.e. excluding Astromec) agrees to the corresponding amount as it appears in the Company’s first quarter of fiscal 2012 Form 10-Q, which was filed by the Company subsequent to the sale of Astromec, but does not agree to the corresponding amount as it appears in the Company’s first quarter of fiscal 2011 Form 10-Q, which was filed by the Company prior to the sale of Astromec.

For the same reason, the amount of total operating expenses for the second quarter of fiscal year 2012 does not agree to the Form 10-Q filed for that period, which was filed prior to the Astromec sale, but rather represents the amount that the Company expected, at the time the table was prepared, to report for that period in the Form 10-Q to be filed for the second quarter of fiscal 2013, which will be filed subsequent to the Astromec sale and therefore will reflect Astromec as a discontinued operation.

*  *  *  *

We trust that the foregoing is responsive to the comments contained in the Staff’s letter dated January 4, 2013. If you have any questions, please contact me at (949) 769-3250, or our general counsel, Tom Crane, at (714) 641-3464, or Garett Sleichter, at (714) 641-3495.

We appreciate the Staff’s assistance in this matter.

Sincerely,

/s/ Harold A. Hurwitz

Harold A. Hurwitz

Secretary and Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	Daniel F. Duchovny, Special Counsel – Office of Mergers & Acquisitions
Tom Crane – Rutan & Tucker
Garett Sleichter – Rutan & Tucker